ICAHN STATEMENT ON PROXY CONTEST

NEW YORK, April 27 - Mr. Icahn today reiterated his belief that his plan to "cleanly" spin off Nabisco from RJR Holdings is the best way to build value for RJR's shareholders over the near term. However, Mr. Icahn has held discussions with several other large shareholders, who indicated to him that, especially in light of the recent Supreme Court decision to hear arguments on whether the Food and Drug Administration should be allowed to regulate tobacco, those holders do not want to risk any delay in the separation of RJR's food and tobacco businesses. Therefore, those holders indicated, they will opt to support the spinoff plan of RJR's management and Board.

As a result of these discussions, Mr. Icahn is withdrawing his slate of nominees for the RJR Board and will not pursue a proxy contest. At the same time, Mr. Icahn wishes Steven Goldstone, Chairman and Chief Executive Officer, success in his efforts to build shareholder value.

Contact:          Walter Montgomery
                  (212) 484-6721